MICHAEL A. RAMIREZ

Counsel

Law Department

Phone: 402-574-3128

Fax: 949-219-3706

Michael.Ramirez@pacificlife.com

February 18, 2022

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:                                   Separate Account A of Pacific Life Insurance Company (811-08946)

Post-Effective Amendment to File No. 333-240070

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”) and Separate Account A of Pacific Life (811-08946), set forth below are responses to Staff comments received on January 12, 2022, received in connection with the above referenced 485A filing on Form N-4 (filed on November 23, 2021) to Pacific Advisory Variable Annuity. All disclosure changes included in this response will be made to the registration statement referenced above, as applicable, by subsequent post-effective amendment.

Statutory Prospectus (“Prospectus”) Comments

1.            Staff Comment: In the first paragraph of page 1, change “may reduce death benefits” to “will reduce the benefits under the Contract, may reduce benefits under the optional benefit rider,” in the fourth sentence.

Response: We made the requested modification (new language underlined) below:

“If the Contract Owner elects to pay an advisory fee from his or her Contract Value, then this deduction will reduce the benefits under the Contract, may reduce benefits under the optional benefit rider, and may be subject to federal and state income taxes and a 10% federal tax penalty.”

2.            Staff Comment: In the Important Information You Should Consider About the Contract table, please supplementally confirm that no financial advisor imposes a transaction based fee that may be deducted from the contract value.

Response: Advisory fees are not charged on individual transactions. We included this disclosure as requested.

3.            Staff Comment: In the Ongoing Fees and Expenses section of the “Important Information” table, remove any reference to the examples assuming that no withdrawals are taken from the Contract since there are no withdrawal fees on this product.

Response: While there are no withdrawal fees associated with this Contract, withdrawals will still affect the annual cost by lowering the Contract Value, and is useful to note for the ongoing fees and expenses based on variable account assets. We also ensure to not imply “withdrawal fees” in this section or the Prospectus.

4.            Staff Comment: Under OVERVIEW OF THE CONTRACT, in the Death Benefits paragraph on page 8, for clarity please delete or consolidate the first and the third sentence.

Response: We made the requested modification.

5.            Staff Comment: Under OVERVIEW OF THE CONTRACT, in the Living Benefits paragraph on page 8, add a statement to the effect that “Lifetime withdrawals under the riders start at age 59 ½ (youngest designated life for the joint rider).”

Response: We included the requested modification.

6.            Staff Comment: Under OVERVIEW OF THE CONTRACT, in the Advisory Fee Withdrawal paragraph on page 8, add that advisory fee withdrawals may be subject to federal and state income taxes and a 10% federal tax penalty.

Response: We included the requested disclosure.

7.            Staff Comment: Under the FEE TABLES section, since the company lists the Maximum Withdrawal Charge as “None,” please confirm that the company does not wish to treat front-end sales load similarly (e.g., stating that there are none).

Response: Given the infrequency of having a front-end sales load among our products, we do not wish to add a separate line item for products that do not have that load.

8.            Staff Comment: In the second paragraph under the FEE TABLES section, please add that the fees and expenses paid do not reflect any advisory fee paid to the contract owner’s financial professional from contract value or other assets of the owner, and that if such chargers are reflected, the fees and expenses would be higher.

Response: We included the below new disclosure for to address advisory fees:

“The fees and expenses below do not reflect an advisory fee paid to your financial professional, which are deducted from the Contract Value or other assets. If such charges are reflected, the fees and expenses would be higher.”

9.            Staff Comment: In the third sentence of the second paragraph under the Examples section on page 9,

please include “or other assets” after “from your Contract Value.”

Response: We included the requested modification.

10.    Staff Comment: Please delete the introduction statement to the Examples that it assumes the maximum combination of annual fund expenses and optional benefits available.

Response: We respectfully decline to delete this introduction as it is language prescribed by Form N-4 as an introduction to the Examples.

11.    Staff Comment: Under the PRINCIPAL RISKS OF INVESTING IN THE CONTRACT section, please include a paragraph summarizing the risks relating to the deduction of third party advisory fees from the contract value. For example, that deduction of advisory fees will reduce the death benefit amount under the contract, may impact the benefits offered by any optional riders, and may be subject to federal and state income taxes and subject to the 10% federal tax penalty

Response: We included the following new risk item in the Principal Risks section:

Advisory Fees

Authorized advisory fees to pay for advisory services from your financial professional are withdrawn from your Contract Value. Such withdrawals will reduce the death benefit under the Contract, may impact the benefits offered by an optional rider, and may be subject to federal and state income taxes and a 10% federal tax penalty.

12.    Staff Comment: In the BENEFITS AVAILABLE UNDER THE CONTRACT—Standard Benefits - Death Benefit Amount description, replace “could” with “(including WDs to pay advisory fees) will” in the second bullet since any withdrawals will result in a decrease of the death benefit amount. Please review the prospectus and SAI and revise any references from “could” or “may” with “will” in each place that results can be expected to be certain.

Response: We made the requested modification in this section and elsewhere as appropriate.

13.    Staff Comment: In the BENEFITS AVAILABLE UNDER THE CONTRACT—Optional Living Benefits – Portfolio Income Protector descriptions, consider revising the fourth bullet regarding investment allocation requirements to conform to the similar disclosure in Pacific Choice 2.

Response: We added additional language to conform this limitation with similar disclosure in Pacific Choice 2. New language underlined below:

“Must follow investment allocation requirements which limit the number of allowable Investment Options.”

14.    Staff Comment: In the BENEFITS AVAILABLE UNDER THE CONTRACT—Optional Living Benefits – Portfolio Income Protector descriptions, seventh bullet, please revise and disclose that taking a withdrawal before 59 ½ or a withdrawal that is greater than the allowed annual withdrawal amount after 59 ½ may adversely affect the benefits provided, including failure to receive lifetime withdrawals under the rider.

Response: We revised the disclosure as follows (new language is underlined):

“Withdrawal amounts that are greater than what is allowed on an annual basis after age 59½  may adversely affect the benefits provided, including the inability to receive lifetime withdrawals under the rider.”

15.    Staff Comment: In the BENEFITS AVAILABLE UNDER THE CONTRACT—Optional Living Benefits – Portfolio Income Protector (Joint) description, fifth bullet, revise to disclose that the youngest annuitant must be 59½ for lifetime withdrawals to begin.

Response: We currently state that the youngest Designated Life must be age 59½ for lifetime withdrawals to begin.

16.    Staff Comment: In the BENEFITS AVAILABLE UNDER THE CONTRACT—Optional Death Benefits – Return of Investment (ROI) description, please confirm whether the requirements that investment allocation requirements must be followed is accurate.

Response: We removed any reference to investment allocation requirements for this rider.

17.    Staff Comment: In the BENEFITS AVAILABLE UNDER THE CONTRACT—Optional Death Benefits, please revise the disclosure for both optional riders to state that the withdrawals made when the contract value is less than the total adjusted purchase payments made into the contract will reduce the contract value by an amount greater than the actual amount withdrawn.

Response: We updated the disclosure accordingly.

18.    Staff Comment: In the last sentence of the first paragraph under the Systematic Transfer Options section (page 20), consider whether the reference to “dollar cost averaging program” should be changed to “systematic transfer program.”

Response: The disclosure for PAVA is correct as-is (may change for other products) as portfolio rebalancing is not restricted if the DCA program is selected.

19.    Staff Comment: Consider deleting the sentence “Only Variable Investment Options are available for rebalancing,” in the Portfolio Rebalancing paragraph on page 20 since there are no fixed options available on this product.

Response: We respectfully prefer to keep this disclosure included as it accurately describes the Portfolio Rebalancing Program, and other areas of the Prospectus state that there are no Fixed Options available under the Contract.

20.    Staff Comment: The fee tables on pages 5 and 9 reflect the charge for the ROI riders as a separate charge from the risk charge. For consistency with the fee tables, and so that investors can readily identify the optional benefit charges, please break out the ROI rider charge as its own rider charge under a separate sub-

heading under “Optional Rider Charges” on page 21.

Response: We included additional disclosure in a new subsection under the Optional Rider Charges section and a cross-reference for additional information.

21.    Staff Comment: Disclose how often the charges are deducted in each paragraph describing the M&E, Administrative, and Investment Platform Fee under the CHARGES, FEES AND DEDUCTIONS section.

Response: We currently disclose in these sections that the charges are assessed daily and the rate at which they are assessed, and believe that additional information would be duplicative.

22.    Staff Comment: Since the ROI disclosure will be added to the Optional Rider Charges section per Comment 20, please delete the cross-reference to the Mortality and Expense Risk Charge and Optional Death Benefit Rider Charge on page 22.

Response: We removed this reference accordingly.

23.    Staff Comment: In the first paragraph of the Premium Taxes subsection on page 22, please revise to reconcile the first and third sentences regarding when the premium tax is determined.

Response: We revised the third sentence to clarify that the premium tax charged at the time of annuitization is determined by the state of residence at the time of annuitization, rather than implying a conflicting schedule of charging the premium tax.

24.    Staff Comment: Given the significant effect that reductions due to withdrawals to pay advisory fees can have on contract benefits, please disclose in the Withdrawals to Pay Advisory Fees section that contract owners should discuss with their financial professionals the impact of deducting advisory fees from contract value prior to making an election. Include in this section at least one example demonstrating the impact of advisory fee deductions over time on contract value and death benefits. Rather than including this disclosure as a subsection under Optional Withdrawals, please make this its own section.

Response: We included the requested advisory statement. We also included the requested example of the effect of advisory fee withdrawals over time on the death benefit and contract value.

25.    Staff Comment: In the second to last sentence of the second paragraph under Withdrawals to Pay Advisory Fees (“The Scheduled withdrawal program will continue until you terminate it.”), please disclose how such authorization may be terminated.

Response: We modified the sentence to include additional information on how to terminate the withdrawal program as follows (new disclosure underlined):

“The scheduled withdrawal program will continue until you terminate it by notifying us in writing.”

26.    Staff Comment: In the first sentence of the third paragraph under Withdrawals to Pay Advisory Fees, please disclose the basis on which the advisory fee is calculated.

Response: We included additional information to clarify that the financial professional determines how the advisory fees are calculated (new language underlined):

“If you elect to authorize your financial professional to make withdrawals to pay advisory fees from your Contract Value, the advisory fee will be deducted proportionately from all your Investment Options, unless instructed otherwise, according to the calculations and instructions in the withdrawal request to pay advisory fees submitted by your financial professional.”

27.    Staff Comment: At the end of the Withdrawals to Pay Advisory Fees section, add disclosure describing the tax consequences of treating the deduction of advisory fees as withdrawals. For example, the deduction could be subject to federal and state income taxes and a possible 10% federal tax penalty.

Response: We included the requested disclosure.

28.    Staff Comment: In the fourth sentence of the GENERAL ACCOUNT—General Information paragraph on page 64, insert “and living benefit riders” after “death benefit riders,” or change the reference to death benefit riders to “optional riders” generally.

Response: We made the requested modification.

29.    Staff Comment: Please revise the appendix title FUNDS AVAILABLE UNDER THE CONTRACT APPENDIX TO “Appendix: Funds available under the Contract” and revise all cross-references to conform with Form N4.

Response: We made the requested modification.

30.    Staff Comment: Consider whether a legend per Form N-4 Item 17, Instruction 1c may be appropriate in the appendix.

Response: We believe the disclosure at the introduction to the FUNDS AVAILABLE UNDER THE CONTRACT is sufficient as is. The disclosure contains the suggested information in Item 17, Instruction 1c: that more information on an investment option is available in the fund prospectus, a single website in which the prospectuses may be found, and additional options in which to obtain the prospectuses.

31.    Staff Comment: Please revise this discussion under the Investment Allocation Requirements section to reflect the investment restrictions language in the currently effective prospectus for M Vision SVUL.

Response: This section has been updated to include additional discussion of the allowable Investment Options available under the riders as found in the M Vision SVUL Prospectus.

32.    Staff Comment: Remove “an allocation program or” in the first sentence of the Investment Allocation Requirement section.

Response: We made the requested modification.

33.    Staff Comment: In the WHERE TO GO FOR MORE INFORMATION section, consider adding the disclosure pursuant to Form N-4 Item 1(b)(1), Instruction 2.

Response: We respectfully will refrain from including the additional information at this point as we believe information on the most effective manner of obtaining an SAI are included.

SAI Comments

34.    Staff Comment: Under the PERFORMANCE section on page 3, please state that yields and total returns do not reflect any advisory fees paid to financial intermediaries from contract value or other assets of the owner, and that if such charges were reflected, performance would be lower.

Response: This disclosure is currently included in that section.

35.    Staff Comment: Supplementally confirm that all formerly-sold benefits under the Contract, if any, are described in the statutory prospectus.

Response: We confirm that there are no formerly-sold benefits under the Contract currently.

36.    Staff Comment: Please supplementally confirm that the consent of auditors will be updated for the 485B filing.

Response: We confirm that the auditors consent will be updated by subsequent N-4 amendment.

I believe the foregoing is responsive to the additional comments received. Please do not hesitate to reach me at (402) 574-3128 if there are any further issues. Thank you.

Sincerely,

/s/ Michael A. Ramirez

Michael A. Ramirez